UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Execution of Shareholders’ Agreements

Avianca Holdings S.A. (the “Company”) informs that on November 29, 2018, the Company executed the following agreements:

(i)

an Amended and Restated Joint Action Agreement of Avianca Holdings S.A. by and among the Company, Kingsland Holdings Limited, (“Kingsland”), BRW Aviation LLC (“NewCo”), United Airlines, Inc. (“United”) and Synergy Aerospace Corp.; and

(ii)	a Share Rights Agreement by and among the Company, Kingsland, NewCo and United.

In addition, and as contemplated by the above agreements, on November 29, 2018, Company amended and restated its Pacto Social to conform it to the Joint Action Agreement and the Share Rights Agreement. The amended and restated Pacto Social has been filed for registration with the Public Registry of Panama.

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S. incorporated in Colombia, Aerolineas Galapagos S.A. – Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext. 2474 or 1349

ir@avianca.com

Exhibit Index

Exhibit 2.1	Amended and Restated Joint Action Agreement, dated as of November 29, 2018, by and among Avianca Holdings S.A., Kingsland Holdings Limited, BRW Aviation LLC, United Airlines, Inc., and Synergy Aerospace Corp.

Exhibit 2.2	Share Rights Agreement, dated November 29, 2018, by and among Avianca Holdings S.A., Kingsland Holdings Limited, BRW Aviation LLC and United Airlines, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel